[Arrow Financial Corporation Letterhead]

March 30, 2016

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Attention:     Mr. Joshua Dilk
Division of Corporate Finance

Re:    Arrow Financial Corporation
Registration Statement on Form S-3 filed March 11, 2016, as amended
File No. 333-210110

Dear Mr. Dilk:

Arrow Financial Corporation (the “Registrant”) hereby revokes its request for acceleration of effectiveness of the above-referenced Registration Statement, which request was filed with the Securities and Exchange Commission on March 28, 2016.
If you have any questions with respect to the foregoing, please contact me at (518) 745-1000. Thank you very much.

Very truly yours,

ARROW FINANCIAL CORPORATION

By: /s/ Thomas J. Murphy
Thomas J. Murphy
President, Chief Executive Officer and Director

cc:     Thomas B. Kinsock, Thompson Coburn LLP